

January 27, 2021

Robert Laikin
Chief Executive Officer
Novus Capital Corp II
8556 Oakmont Lane
Indianapolis, IN 46260

   Re: Novus Capital Corp II
     Form S-1 filed January 13, 2021
     File No. 333-252079

Dear Mr. Laikin :

  We have reviewed your registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed January 13, 2021

Cowen and Company, LLC may have a conflict of interest..., page 39

1. We note the last sentence referencing that Cowen and Company may have a conflict of interest. We also note Section 8 of Exhibit 1.2 (Form of Business Combination Marketing Agreement), which lists some of the potential conflicts. Please revise here and Conflicts of Interest on page 100 to further clarify conflicts with Cowen, including that it "may provide advisory and other services to one or more actual or potential Targets".

Our amended and restated certificate of incorporation will designate the Court of Chancery..., page 58

2. This section and the section on page 121 indicate that the exclusive forum provision does not apply to the Securities Act or the Exchange Act. Section 12.1 of Exhibit 3.2 (Amended and Restated Certificate of Incorporation) states that Securities Act claims must be brought in the Delaware Court of Chancery or the federal district court for the District of Delaware. Please revise so that the exhibit is consistent with the prospectus

disclosure. In this regard, we note you qualify the carve out for claims arising under the federal securities laws "for which the federal district courts of the United States of America shall be the sole and exclusive forum." Please clarify that Section 22 of the Securities Act provides for concurrent jurisdiction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction